UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AutoNavi Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G0711U 106

(CUSIP Number)

Congwu Cheng

c/o 16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

Phone: +86 10 8410-7000

Facsimile: +86 10 8410-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central
Hong Kong
Phone:  (852) 3740-4700

April 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0711U 106

1		Names of Reporting Persons Jun Hou
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,054,458 ordinary shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,054,458 ordinary shares*
11		Aggregate Amount Beneficially Owned by Each Reporting Person 25,054,458 ordinary shares*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.0%**
14		Type of Reporting Person (See Instructions) IN

*   Represents 18,140,000 ordinary shares held by Win Stone Limited and 5,300,000 ordinary shares and 403,614.5 American depositary shares representing 1,614,458 ordinary shares held by Double88 Group Holdings Limited. Mr. Hou is a director of Win Stone Limited and holds 74.86% of its outstanding shares.  He is also a director of Double88 Group Holdings Limited and holds 45.85% of its outstanding shares.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.	G0711U 106

1	Names of Reporting Persons Congwu Cheng
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,320,000 ordinary shares*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,320,000 ordinary shares*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,320,000 ordinary shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.6%**
14	Type of Reporting Person (See Instructions) IN

*   Represents 18,320,000 ordinary shares held by Double88 Capital Limited. Mr. Cheng holds 100% of the outstanding shares of Double88 Capital Limited.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.		G0711U 106

1	Names of Reporting Persons Derong Jiang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 6,160,000 ordinary shares*
		8	Shared Voting Power 0
		9	Sole Dispositive Power 6,160,000 ordinary shares*
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,160,000 ordinary shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%**
14	Type of Reporting Person (See Instructions) IN

*   Represents 5,200,000 ordinary shares and 240,000 American depositary shares representing 960,000 ordinary shares held by Progress Asia Holdings Limited. Mr. Jiang holds 100% of the outstanding shares of Progress Asia Holdings Limited.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.	G0711U 106

1	Names of Reporting Persons Xiyong Tang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,914,458 ordinary shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power ,6,914,458 ordinary shares*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,914,458 ordinary shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%**
14	Type of Reporting Person (See Instructions) IN

*   Represents 5,300,000 ordinary shares and 403,614.5 American depositary shares representing 1,614,458 ordinary shares held by Double88 Group Holdings Limited. Mr. Tang is a director of Double88 Group Holdings Limited and holds 21.48% of its outstanding shares.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.	G0711U 106

1	Names of Reporting Persons Jun Xiao
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,000,000 ordinary shares*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,000,000 ordinary shares*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 ordinary shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%**
14	Type of Reporting Person (See Instructions) IN

*   Represents 5,000,000 ordinary shares held by Leading Choice International Limited. Mr. Xiao holds 100% of the outstanding shares of Leading Choice International Limited.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.	G0711U 106

1		Names of Reporting Persons Jianjun Yuan
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,240,000 ordinary shares*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,240,000 ordinary shares*
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,240,000 ordinary shares*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.6%**
14		Type of Reporting Person (See Instructions) IN

*   Represents 18,240,000 ordinary shares held by Million Stone Development Limited. Mr. Yuan holds 25% of the outstanding shares of Million Stone Development Limited.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.	G0711U 106

1		Names of Reporting Persons Win Stone Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,140,000 ordinary shares*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,140,000 ordinary shares*
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,140,000 ordinary shares*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.5%**
14		Type of Reporting Person (See Instructions) CO

*   Represents 18,140,000 ordinary shares held by Win Stone Limited, which is 74.86% owned by Mr. Jun Hou and 25.14% owned by Mr. Peng Liu.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.	G0711U 106

1		Names of Reporting Persons Double88 Group Holdings Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,914,458 ordinary shares*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,914,458 ordinary shares*
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,914,458 ordinary shares*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 2.5%**
14		Type of Reporting Person (See Instructions) CO

*   Represents 5,300,000 ordinary shares and 403,614.5 American depositary shares representing 1,614,458 ordinary shares held by Double88 Group Holdings Limited, which is 45.85% owned by Mr. Jun Hou, 32.67% owned by Mr. Wenzhi Ye and 21.48% owned by Mr. Xiyong Tang.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.	G0711U 106

1		Names of Reporting Persons Double88 Capital Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,320,000 ordinary shares*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,320,000 ordinary shares*
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,320,000 ordinary shares*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.6%**
14		Type of Reporting Person (See Instructions) CO

*   Represents 18,320,000 ordinary shares held by Double88 Capital Limited, which is 100% owned by Mr. Congwu Cheng.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.	G0711U 106

1		Names of Reporting Persons Leading Choice International Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,000,000 ordinary shares*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,000,000 ordinary shares*
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 ordinary shares*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.8%**
14		Type of Reporting Person (See Instructions) CO

*   Represents 5,000,000 ordinary shares held by Leading Choice International Limited, which is 100% owned by Mr. Jun Xiao.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.	G0711U 106

1		Names of Reporting Persons Million Stone Development Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,240,000 ordinary shares*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,240,000 ordinary shares*
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,240,000 ordinary shares*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.6%**
14		Type of Reporting Person (See Instructions) CO

*   Represents 18,240,000 ordinary shares held by Million Stone Development Limited, which is 25% owned by Mr. Jianjun Yuan and 75% owned by Mr. Zilong Liu.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

CUSIP No.	G0711U 106

1		Names of Reporting Persons Progress Asia Holdings Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,160,000 ordinary shares*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,160,000 ordinary shares*
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,160,000 ordinary shares*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 2.2%**
14		Type of Reporting Person (See Instructions) CO

*   Represents 5,200,000 ordinary shares and 240,000 American depositary shares representing 960,000 ordinary shares held by Progress Asia Holdings Limited, which is 100% owned by Mr. Derong Jiang.

** Based on 278,101,445 shares of the Company outstanding as set forth on the Issuer’s register of members dated March 31, 2014, including 227,692,001 ordinary shares and 50,409,444 preferred shares.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of AutoNavi Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.

Item 2. Identity and Background.

This Statement is filed by (1) Jun Hou, (2) Congwu Cheng, (3) Derong Jiang, (4) Xiyong Tang, (5) Jun Xiao, (6) Jianjun Yuan, (7) Win Stone Limited, (8) Double88 Group Holdings Limited, (9) Double88 Capital Limited, (10) Leading Choice International Limited, (11) Million Stone Development Limited, and (12) Progress Asia Holdings Limited. They are collectively referred to in this Schedule 13D as the “Reporting Persons”.

Jun Hou, Congwu Cheng, Derong Jiang, Xiyong Tang, Jun Xiao and Jianjun Yuan are all PRC citizens. Jun Hou, Congwu Cheng, Derong Jiang and Xiyong Tang are honorary chairman of the board of directors, the executive chairman of the board of directors and chief executive officer, senior vice president of quality control and senior vice president of operations and management, of the Company, respectively. Jun Xiao and Jianjun Yuan are merchants. Their business address is c/o AutoNavi Holdings Limited, 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China.

Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited and Progress Asia Holdings Limited are all organized under the laws of the British Virgin Islands and solely engaged in holding, distributing or effecting any sale of the Shares they hold. Their registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Win Stone Limited is 74.86% owned by Jun Hou and 25.14% owned by Peng Liu. Double88 Group Holdings Limited is 45.85% owned by Jun Hou, 32.67% owned by Wenzhi Ye and 21.48% owned by Xiyong Tang. Double88 Capital Limited is 100% owned by Congwu Cheng. Leading Choice International Limited is 100% owned by Jun Xiao. Million Stone Development Limited is 25% owned by Jianjun Yuan and 75% owned by Zilong Liu. (12) Progress Asia Holdings Limited is 100% owned by Derong Jiang. The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each of Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited and Progress Asia Holdings Limited are set forth on Schedules A-1, A-2, A-3, A-4, A-5 and A-6 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Schedules A-1, A-2, A-3, A-4, A-5 and A-6 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a joint filing agreement on April 21, 2014 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 4 below is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

On April 11, 2014, the Company entered into an Agreement and Plan of Merger with Alibaba Investment Limited (“AIL”) and Ali ET Investment Holding Limited (“Ali ET”) (the “Merger Agreement”).  To the knowledge of the Reporting Persons, Ali ET holds on record 28,019,256 ordinary shares and 50,409,444 series A preferred shares of the Company.  Upon the terms and subject to the conditions set forth in the Merger Agreement, Ali ET will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of AIL.  On the date when the Merger becomes effective (the “Effective Time”), each ordinary share, including ordinary shares represented by American depositary shares, issued and outstanding immediately prior to the Effective Time, other than (i) any securities owned by Alibaba Group Holding Limited or any of its subsidiaries, (ii) ordinary shares owned by any shareholder of the Company who validly exercises such shareholder’s right to dissent from the Merger (“Dissenting Shares”) in accordance with Section 238 of the Companies Law (2013 Revision) of the Cayman Islands,  (iii) any ordinary shares owned by the Company or any of its subsidiaries and (iv) any ordinary shares issued, outstanding and reserved (but not yet allocated) by the Company, immediately prior to the Effective Time, for settlement upon exercise of any company share awards (collectively, the “Excluded Shares”), will be cancelled in consideration for the right to receive US$5.25 in cash per ordinary share without interest and net of any applicable withholding taxes, and as each American depositary share represents four (4) ordinary shares, each American depositary share issued and outstanding immediately prior to the Effective Time (other than American depositary shares that represent Excluded Shares) shall represent the right to surrender the American depositary shares in exchange for US$21.00 in cash per American depositary share without interest and net of any applicable withholding taxes.  Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement including obtaining the requisite approval of the Company’s shareholders.  This summary of the Merger Agreement does not purport to be complete.  If the Merger is consummated, the ADSs would be delisted from NASDAQ, and the Company’s obligation to file periodic reports under the Exchange Act would terminate. Following consummation of the Merger, the Issuer will be a wholly-owned subsidiary of AIL.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”) with AIL and Ali ET.  Pursuant to the Voting Agreement, each of the Reporting Persons has agreed to, among other things, during the term of the Voting Agreement, vote or cause to be voted all of its ordinary shares (including ordinary shares represented by American depositary shares) (1) in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement (including the Merger), (2) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement (including the Merger), (3) against any competing acquisition proposal or any other transaction, proposal, agreement or action made in opposition to approval of the Merger Agreement or the transactions contemplated by the Merger Agreement (including the Merger) or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement, (4) against any other action, agreement or transaction that is intended, that would be reasonably expected to, or the effect of which would be reasonably expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by such Reporting Person of its obligations under the Voting Agreement, (5) against any action, proposal, transaction or agreement that would be reasonably expected to result in a breach of the Merger Agreement by the Company or a breach of the Voting Agreement by such Reporting Person and (6) in favor of any adjournment, recess or postponement of any such meeting of shareholders of the Company as may be requested by AIL, unless, in each case, the board of directors of the Company has, in accordance with the Merger Agreement, effected a change in its recommendation to the shareholders of the Company to vote in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement (including the Merger).

Also pursuant to the Voting Agreement, each Reporting Person irrevocably and unconditionally appointed AIL, and any designee of AIL, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote, act by written consent or execute and deliver a proxy during the term of the Voting Agreement solely in respect of the matters described in the immediately preceding paragraph.  Each Reporting Person further agreed, during the term of the Voting Agreement, not to sell, transfer, pledge, or otherwise dispose of any ordinary shares and American depositary shares beneficially owned by such Reporting Person, except for those transfers expressly permitted under the Voting Agreement.

The obligations under the Voting Agreement terminate, in respect of a Reporting Person, upon the earliest to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (iii) the date of any written agreement of AIL, Ali ET and such Reporting Person to terminate the Voting Agreement.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit B, and is incorporated herein by reference in its entirety.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D are incorporated herein by reference. Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission that any Reporting Person is the beneficial owner of any of the securities referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, shareholder, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the securities referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) No Reporting Person effected any transaction in the Shares during the 60-day period prior to the filing of this Schedule 13D.

(d)  Except as disclosed under this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedules A-1, A-2, A-3, A-4, A-5 and A-6 hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement.

B

Voting Agreement, dated April 11, 2014, by and among AIL, Ali ET, Jun Hou, Congwu Cheng, Derong Jiang, Xiyong Tang, Jun Xiao, Jianjun Yuan, Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited and Progress Asia Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2014

/s/ Jun Hou

Jun Hou

/s/ Congwu Cheng

Congwu Cheng

/s/ Derong Jiang

Derong Jiang

/s/ Xiyong Tang

Xiyong Tang

/s/ Jun Xiao

Jun Xiao

/s/ Jianjun Yuan

Jianjun Yuan

Win Stone Limited

	By:	/s/ Jun Hou
Name: Jun Hou
Title: Director

Double88 Group Holdings Limited

By:	/s/ Jun Hou
Name: Jun Hou
Title: Director

Double88 Capital Limited

By:	/s/ Congwu Cheng
Name: Congwu Cheng
Title: Director

Leading Choice International Limited

By:	/s/ Jun Xiao
Name: Jun Xiao
Title: Director

Million Stone Development Limited

By:	/s/ Jianjun Yuan
Name: Jianjun Yuan
Title: Director

Progress Asia Holdings Limited

By:	/s/ Derong Jiang
Name: Derong Jiang
Title: Director

SCHEDULE A-1

Directors and Executive Officers of Win Stone Limited

Name	Position with Win Stone Limited	Present Principal Occupation	Business Address	Citizenship

Jun Hou	Director	Honorary Chairman of the Board of Directors of the Issuer	c/o 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China	P.R. China

Peng Liu	Director	Merchant	c/o 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China	P.R. China

SCHEDULE A-2

Directors and Executive Officers of Double88 Group Holdings Limited

Name	Position with Double88 Group Holdings Limited	Present Principal Occupation	Business Address	Citizenship

Jun Hou	Director	Honorary Chairman of the Board of Directors of the Issuer	c/o 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China	P.R. China

Wenzhi Ye	Director	Merchant	c/o 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China	P.R. China

Xiyong Tang	Director	Senior Vice President of Operations and Management of the Issuer	c/o 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China	P.R. China

SCHEDULE A-3

Directors and Executive Officers of Double88 Capital Limited

Name	Position with Double88 Capital Limited	Present Principal Occupation	Business Address	Citizenship

Congwu Cheng	Director	Executive Chairman of the Board of Directors and Chief Executive Officer of the Issuer	c/o 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China	P.R. China

SCHEDULE A-4

Directors and Executive Officers of Leading Choice International Limited

Name	Position with Leading Choice International Limited	Present Principal Occupation	Business Address	Citizenship

Jun Xiao	Director	Merchant	c/o 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China	P.R. China

SCHEDULE A-5

Directors and Executive Officers of Million Stone Development Limited

Name	Position with Million Stone Development Limited	Present Principal Occupation	Business Address	Citizenship

Jianjun Yuan	Director	Merchant	c/o 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China	P.R. China

Zilong Liu	Director	Merchant	c/o 16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China	P.R. China

SCHEDULE A-6

Directors and Executive Officers of Progress Asia Holdings Limited

Name	Position with Progress Asia Holdings Limited	Present Principal Occupation	Business Address	Citizenship

Derong Jiang	Director	Senior Vice President of Quality Control of the Issuer	16/F, Section A, Focus Square, No 6. Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, The People’s Republic of China	P.R. China

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value of $0.0001 per share, of AutoNavi Holdings Limited, a Cayman Islands exempted company, and that this agreement may be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of April 21, 2014.

Dated: April 21, 2014

/s/ Jun Hou

Jun Hou

/s/ Congwu Cheng

Congwu Cheng

/s/ Derong Jiang

Derong Jiang

/s/ Xiyong Tang

Xiyong Tang

/s/ Jun Xiao

Jun Xiao

/s/ Jianjun Yuan

Jianjun Yuan

Win Stone Limited

	By:	/s/ Jun Hou
Name: Jun Hou
Title: Director

Double88 Group Holdings Limited

By:	/s/ Jun Hou
Name: Jun Hou
Title: Director

Double88 Capital Limited

By:	/s/ Congwu Cheng
Name: Congwu Cheng
Title: Director

Leading Choice International Limited

By:	/s/ Jun Xiao
Name: Jun Xiao
Title: Director

Million Stone Development Limited

By:	/s/ Jianjun Yuan
Name: Jianjun Yuan
Title: Director

Progress Asia Holdings Limited

By:	/s/ Derong Jiang
Name: Derong Jiang
Title: Director

EXHIBIT B

EXECUTION VERSION

VOTING AGREEMENT

by and among

ALIBABA INVESTMENT LIMITED,

ALI ET INVESTMENT HOLDING LIMITED

and

the Shareholders listed on Schedule A hereto

Dated as of April 11, 2014

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VOTING AGREEMENT

This VOTING AGREEMENT, dated as of April 11, 2014 (this “Agreement”), by and among Alibaba Investment Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Ali ET Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the shareholders of AutoNavi Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) listed on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (as the same may be amended or modified from time to time, the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein and in accordance with the CICL, Merger Sub shall be merged with and into the Company, with the Company surviving the merger as a wholly-owned Subsidiary of Parent (the “Merger”);

WHEREAS, as of the date of this Agreement, each Shareholder is the Beneficial Owner (defined below) of the Existing Shares (as defined below) set forth opposite such Shareholder’s name on Schedule A hereto; and

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and Merger Sub have required that each Shareholder agree, and each Shareholder has agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

Section 1.1.           Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

(a)           “Additional Shares” means Ordinary Shares, ADSs or other voting share capital of the Company with respect to which the Shareholder acquires Beneficial Ownership after the date of this Agreement (including any Ordinary Shares issued upon the exercise of any Company Options or Company Restricted Share Awards or the conversion, exercise or exchange of any other securities into or for any Ordinary Shares or ADSs or otherwise).

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(b)           “Beneficial Ownership” by a person of any security includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person will include securities Beneficially Owned by any Affiliates of such person which are controlled by such person and any other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

(c)           “Business Day” means any day on which banks are not required or authorized to close in the City of New York, the People’s Republic of China or Hong Kong.

(d)           “Covered Shares” means all of the Existing Shares and any Additional Shares.

(e)           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(f)            “Existing Shares” means with respect to a Shareholder, the Ordinary Shares and ADSs Beneficially Owned by such Shareholder as of the date hereof, as set forth opposite such Shareholder’s name on Schedule A hereto.

(g)           “Permitted Transfer” means a Transfer of Covered Shares by the Shareholder to (i) an Affiliate of the Shareholder which is wholly owned by such Shareholder, (ii) a member of the Shareholder’s immediate family or a trust for the benefit of the Shareholder’s or any member of the Shareholder’s immediate family, or (iii) any heir, legatees, beneficiaries and/or devisees of the Shareholder; provided that, in each case, such transferee agrees to execute, prior to or concurrently with such Transfer,  a Joinder Agreement in the form attached hereto as Exhibit A.

(h)           “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

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ARTICLE II

VOTING

Section 2.1.           Agreement to Vote.

(a)           During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms (the “Term”), each Shareholder hereby irrevocably and unconditionally agrees that, unless the Company Board has made a Change in the Company Board Recommendation that has not been withdrawn, at any annual or extraordinary general meeting of the shareholders of the Company and at any other meeting of the shareholders of the Company, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of the Company and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, it shall, and shall cause any holder of record of its Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i)            appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure such Shareholder is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by the Company for written consent, if any; and

(ii)           vote (or cause to be voted), whether on a show of hands or a poll and whether in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (1) in favor of the approval, adoption and authorization of, the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement (including the Merger), (2) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement (including the Merger), (3) against any Acquisition Proposal, without regard to the terms of such Acquisition Proposal, or any other transaction, proposal, agreement or action made in opposition to approval of the Merger Agreement or the transactions contemplated by the Merger Agreement (including the Merger) or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement, (4) against any other action, agreement or transaction that is intended, that would be reasonably expected to, or the effect of which would be reasonably expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement or the performance by such Shareholder of its obligations under this Agreement, including, without limitation: (A) any extraordinary corporate transaction, such as a scheme of arrangement, merger, consolidation or other business combination involving the Company or any of its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of material assets of the Company or any Subsidiary or a reorganization, recapitalization or liquidation of the Company or any Subsidiary; (C) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company who are serving as directors of the Company on the date of this Agreement or as otherwise provided in the Merger Agreement; (D) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s memorandum or articles of association, except as otherwise provided in the Merger Agreement; (E) any other action that would require the consent of Parent pursuant to Section 5.01 of the Merger Agreement, except if approved in writing by Parent; or (F) any other material change in the Company’s corporate structure or business, except if approved in writing by Parent, (5) against any action, proposal, transaction or agreement that would be reasonably expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of the Company contained in the Merger Agreement or (B) result in a breach of any representation, warranty, covenant or other obligation or agreement of such Shareholder contained in this Agreement, and (6) in favor of any adjournment, recess or postponement of any such meeting of shareholders of the Company as may be requested by Parent.

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(b)           During the Term, each Shareholder shall retain at all times the right to vote or consent with respect to such Shareholder’s Covered Shares in such Shareholder’s sole discretion and without any other limitation on those matters, other than those matters described in Section 2.1(a) that are at any time or from time to time presented for consideration to shareholders of the Company generally.

(c)           During the Term, the obligations of each Shareholder set forth in this Section 2.1 are irrevocable and shall apply whether or not any party to the Merger Agreement breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Section 2.2.           Grant of Proxy. Each Shareholder hereby irrevocably and unconditionally grants a proxy to, and appoints, Parent and any designee of Parent, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in such Shareholder’s name, place and stead, to vote, act by written consent or execute and deliver a proxy, solely in respect of the matters described in, and in accordance with, Section 2.1(a) hereof, and to vote or grant a written consent during the Term with respect to the Covered Shares as provided in Section 2.1(a) hereof. This proxy and power of attorney is given in connection with, and in consideration of, the time and resources that have been and will be expended by Parent in connection with the Merger and the other transactions contemplated by the Merger Agreement, and to secure the performance of the duties and obligations of such Shareholder owed to Parent under this Agreement. Each Shareholder hereby (a) affirms that such irrevocable proxy is (i) coupled with an interest by reason of the time and resources that have been and will be expended by Parent in connection with the Merger and the other transactions contemplated by the Merger Agreement and (ii) executed and intended to be irrevocable in accordance with the provisions of the Laws of the State of New York, and (b) revokes any and all prior proxies granted by the Shareholder with respect to the Covered Shares and no subsequent proxy shall be given by such Shareholder (and if given shall be ineffective). Each Shareholder shall take such further action or execute such other instruments as may be reasonably necessary in accordance with the relevant provisions of the Laws of the State of New York or any other Law to effectuate the intent of this proxy. The power of attorney granted by the Shareholder herein is a durable power of attorney and, so long as Parent has the interest secured by such power of attorney or the obligations secured by such power of attorney remain undischarged, the power of attorney shall not be revoked by the dissolution, bankruptcy, death or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement in accordance with its terms.

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Section 2.3.           Waiver of Dissenter Rights.  The Shareholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any dissenters’ rights, rights of appraisal and any similar rights relating to the Merger or any other transaction contemplated in the Merger Agreement that such Shareholder or any other person may have by virtue of, or with respect to, any of the Covered Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1.           Representations and Warranties of the Shareholder. Each Shareholder represents and warrants to Parent and Merger Sub, severally and not jointly, and solely as to itself and its Covered Shares, as follows:

(a)           Capacity; Authorization; Validity of Agreement; Necessary Action. Such Shareholder has the legal capacity and all requisite power and authority to execute and deliver this Agreement and perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized (if applicable), executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a legal, valid and binding agreement of such Shareholder enforceable against the Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(b)           Ownership. Except as otherwise indicated on Schedule A hereto, such Shareholder is the sole Beneficial Owner of and has good and valid title to the Existing Shares set forth opposite its name in Schedule A hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, any Liens which would not prevent such Shareholder from timely performing in any material respect its obligations hereunder or arising under the memorandum or articles of association of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3.1(b), such Shareholder’s Existing Shares listed in Schedule A hereto constitute all of the Ordinary Shares, ADSs, Company Options, Company Restricted Share Awards (and any other options or other securities convertible, exercisable or exchangeable into or for any Ordinary Shares or ADSs) Beneficially Owned or owned of record by the Shareholder.  Except as otherwise indicated on Schedule A hereto, such Shareholder is and will be the sole record holder and Beneficial Owner of the Covered Shares (unless such Covered Shares are Transferred via a Permitted Transfer) and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement with respect to the Covered Shares. Such Shareholder has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement, in each case with respect to any of such Shareholder’s Existing Shares and with respect to all of the Covered Shares Beneficially Owned by the Shareholder at all times through the Effective Time of the Merger. As of the date of this Agreement, such Shareholder owns the Company Options and Company Restricted Share Awards set forth opposite its name in Schedule A hereto.

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(c)           Non-Contravention; No Conflicts. Except as would not, individually or in the aggregate, be expected to be adverse to the ability of such Shareholder to timely perform any of its obligations hereunder in any material respect, (i) no filing or notice by such Shareholder with or to any Governmental Authority, and no authorization, consent, permit or approval from any Governmental Authority or any other person is necessary for the execution and delivery of this Agreement (including the proxy granted pursuant to Section 2.2 hereof) by such Shareholder or the performance by such Shareholder of such Shareholder’s obligations herein, (ii) the execution and delivery of this Agreement by such Shareholder do not, and the performance by such Shareholder of such Shareholder’s obligations under this Agreement and the consummation by such Shareholder of the transactions contemplated by this Agreement, will not (1) conflict with, or result in any violation or breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon such Shareholder’s assets or properties under, any provision of (A) any contract, agreement or other instrument to which the Shareholder is party or by which any of such Shareholder’s assets or properties is bound, or (B) any judgment, order, injunction, decree or Law applicable to such Shareholder or such Shareholder’s assets or properties or (2) require any consent of, registration, declaration or filing with, notice to or permit from any Governmental Authority.

(d)           No Inconsistent Agreements. Except for this Agreement, such Shareholder has not: (i) entered into any contract, agreement or other instrument, voting agreement, voting trust or similar agreement with respect to any of the Covered Shares, (ii) granted any irrevocable proxy, consent or power of attorney with respect to any of the Covered Shares or (iii) taken any action that would constitute a breach hereof, make any representation or warranty of such Shareholder set forth in this Article III untrue or incorrect in any material respect or have the effect of preventing or disabling such Shareholder from performing in any material respect any of its obligations under this Agreement. Such Shareholder understands and acknowledges that Parent and Merger Sub have expended, and are continuing to expend, time and resources in connection with the Merger and the other transactions contemplated by the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Shareholder contained herein.

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(e)           No Action. As of the date of this Agreement, there are no proceedings, claims, actions, suits or governmental or regulatory investigations pending or, to the knowledge of such Shareholder, threatened against such Shareholder that would be reasonably expected to impair the ability of such Shareholder to timely perform in all material respects such Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.2.           Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub represents and warrants to each Shareholder that it has all corporate power and authority to execute, deliver and perform this Agreement. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by Parent or Merger Sub, as applicable, and no other actions or proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding obligation of each Shareholder, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

ARTICLE IV

OTHER COVENANTS

Section 4.1.           Prohibition on Transfers.

(a)           Subject to the terms of this Agreement, during the Term, each Shareholder covenants and agrees not to Transfer any of its Covered Shares, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein, unless such Transfer is a Permitted Transfer; provided that the foregoing shall not prevent the conversion of such Covered Shares and any Additional Shares into the right to receive any merger consideration in accordance with the terms of the Merger Agreement. Any attempted Transfer of shares or any interest therein, in violation of this Section 4.1 shall be null and void.

(b)           With respect to each Shareholder, this Agreement and the obligations hereunder shall attach to the Covered Shares and shall be binding upon any person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, the Shareholder’s successors or assigns. No Shareholder may request that the Company or the Company’s depositary bank register the Transfer of (book-entry or otherwise) any or all of the Covered Shares (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Covered Shares, the transferor shall remain liable for the performance of all of the obligations of the Shareholder under this Agreement.

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Section 4.2.                                 Additional Shares. Each Shareholder covenants and agrees to notify Parent and Merger Sub in writing of the number of Additional Shares acquired by such Shareholder after the date hereof as soon as practicable, but in no event later than five (5) Business Days, after such acquisition. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.

Section 4.3.                                 Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of ADSs to Ordinary Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for Ordinary Shares) is declared, in each case affecting the Covered Shares, the term “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of the Company into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.4.                                 No Solicitation. Subject to Section 5.13 hereof, each Shareholder covenants and agrees with Parent and Merger Sub that, during the term of this Agreement, such Shareholder shall not, and shall use reasonable best efforts to cause its Representatives not to, in each case, directly or indirectly take any action that the Company is prohibited from taking under Section 6.04(a) of the Merger Agreement.

Section 4.5.                                 No Inconsistent Agreements. Except for this Agreement and the Merger Agreement, no Shareholder shall (a) enter into any contract agreement or other instrument, option or other agreement with respect to, or consent to, a Transfer of, any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, (b) create or permit to exist any Lien that could prevent such Shareholder from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Shares, (c) enter into any voting or similar agreement with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares (other than as contemplated by Section 2.1(a) hereof) or (d) take any action, directly or indirectly, that would be reasonably expected to (i) result in a material breach hereof, (ii) make any representation or warranty of the Shareholder set forth in Article III untrue or incorrect in any material respect or (iii) impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement or the performance by such Shareholder of its obligations under this Agreement, in each case, in any material respect.

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Section 4.6.                                 Documentation and Information. Each Shareholder (i) consents to and authorizes the publication and disclosure by Parent of such Shareholder’s identity and holding and Beneficial Ownership of the Covered Shares and the nature of its commitments and obligations under this Agreement in any disclosure required by the SEC or other Governmental Authority, including, without limitation, the Schedule 13E-3 and Proxy Statement, and any amendment thereto, relating to the Merger, and (ii) agrees promptly to give to Parent and Merger Sub any information Parent or Merger Sub may reasonably request for the preparation of any such disclosure documents so long as such information is required by Law to be disclosed therein. Each Shareholder shall promptly notify Parent and Merger Sub of any required corrections with respect to any written information supplied by such Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect. None of the parties hereto shall issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of Parent, except as such release or statement may be required by applicable Law or the rules and regulations of any national securities exchange or Governmental Authority of competent jurisdiction.

Section 4.7.                                 Further Assurances. From time to time, at the request of Parent or Merger Sub and without further consideration, each Shareholder, solely in such Shareholder’s capacity as a shareholder of the Company, shall take all further action, and execute and deliver or cause to be executed or delivered such additional documents, as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement and the Merger Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1.                                 Interpretation. Unless the express context otherwise requires:

(a)                                 The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. All electronic communications from a person shall be deemed to be “written” for purposes of this Agreement.

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(b)                                 the captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof; and

(c)                                  with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 5.2.                                 Termination. As between Parent and Merger Sub, on the one hand, and a Shareholder, on the other hand, this Agreement and all obligations hereunder (other than as set forth in the following sentence) shall automatically terminate on the earliest to occur of (i) the Effective Time, (ii) the date of termination of the Merger Agreement in accordance with its terms and (iii) at any time upon the written agreement of Parent and Merger Sub, on the one hand, and such Shareholder, on the other hand.  Upon termination of this Agreement, the rights and obligations of Parent and Merger Sub, on the one hand, and such Shareholder, on the other hand, will terminate and become void without further action by either of them except for the provisions of Article V, which will survive such termination indefinitely. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any breach prior to such termination. All representations and warranties in this Agreement shall survive any termination of this Agreement or the Merger Agreement.

Section 5.3.                                 Governing Law and Venue.

(a)                                 This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.  Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of the Merger Sub in the Company, the cancellation of the Shares, the rights provided in Section 238 of the CICL, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.  All Actions arising under the laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York.  Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

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(b)                                 EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.3.

Section 5.4.                                 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt, provided that if such notice is not received during normal business hours, then on the next Business Day) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to Parent or Merger Sub (if delivered by a Shareholder) or to such Shareholder (as applicable) at the following addresses (or at such other address shall be specified by such party hereto in a notice given in accordance with this Section 5.4):

if to Parent or Merger Sub, to:

Alibaba Investment Limited or Ali ET Investment Holding Limited

26/F, Tower 1, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

Attention:                                         Mr. Joseph Tsai / Mr. Tim Steinert

Facsimile:                                         +852 2215-5200

with a copy to:

Simpson Thacher & Bartlett

35/F ICBC Tower

3 Garden Road

Central, Hong Kong

Attention:                                         Kathryn King Sudol

Facsimile:                                         +1 (212) 455-2502

12

if to a Shareholder, at the address set forth on such Shareholder’s signature page, attached hereto.

Section 5.5.                                 Amendment. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by Parent, Merger Sub and each Shareholder; provided that matters that affect only the right of a particular Shareholder or a group of Shareholders shall require only an instrument in writing signed by Parent, Merger Sub and such Shareholder or group of Shareholders.

Section 5.6.                                 Extension; Waiver. At any time before the termination of this Agreement, Parent and Merger Sub, on the one hand, and a Shareholder, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if specifically set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 5.7.                                 Entire Agreement. This Agreement constitutes the sole and entire agreement of each Shareholder or any of its Affiliates, on the one hand, and Parent and Merger Sub or any of their respective Affiliates, on the other, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 5.8.                                 No Third-Party Beneficiaries. This Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by Parent, Merger Sub and each Shareholder and nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than Parent, Merger Sub and each Shareholder) any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 5.9.                                 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13

Section 5.10.                          Rules of Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

Section 5.11.                          Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 5.12.                          Specific Performance. The parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character and irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly each party to this Agreement (a) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 5.3, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) any other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 5.13.                          Shareholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by a Shareholder are made solely with respect to such Shareholder and the Covered Shares. Each Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares, and nothing herein shall limit or affect any actions taken by such Shareholder or its Affiliates solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company), including participating in his or her capacity as a director or officer of the Company or any of its Subsidiaries in any discussions or negotiations with Parent or Merger Sub. Nothing contained herein, and no action taken by such Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement. Nothing herein shall limit or affect the rights of the parties under the Merger Agreement.

Section 5.14.                          No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the relevant Shareholder, and Parent and Merger Sub shall have no authority to direct such Shareholder in the voting or disposition of any of the Covered Shares, in each case, except to the extent expressly provided herein.

14

Section 5.15.                          Costs and Expenses. All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

Section 5.16.                          Counterparts. This Agreement may be executed and delivered (including by electronic or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

 [Signature page follows]

15

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed on the day and year first above written.

ALIBABA INVESTMENT LIMITED

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Director

ALI ET INVESTMENT HOLDING LIMITED

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Director

[ENGLISH TEA — SIGNATURE PAGE — VOTING AGREEMENT]

DOUBLE88 CAPITAL LIMITED

By:	/s/ Congwu Cheng
Name:	Congwu Cheng
Title:	Director

Address for notice pursuant to Section 5.4:
Address:	16F, Bldg A, Focus Square, 6 East
Futong Ave, Wangjing, Chaoyang
District, Beijing 100102
Fax Number:	010-84107401
Email:	congwu.cheng@autonavi.com

[ENGLISH TEA — SIGNATURE PAGE — VOTING AGREEMENT]

DOUBLE88 GROUP HOLDINGS LIMITED

By:	/s/ Jun Hou
Name:	Jun Hou
Title:	Director

Address for notice pursuant to Section 5.4:
Address:	16F, Bldg A, Focus Square, 6 East
Futong Ave, Wangjing, Chaoyang
District, Beijing 100102
Fax Number:	010-84107401
Email:	jun.hou@autonavi.com

[ENGLISH TEA — SIGNATURE PAGE — VOTING AGREEMENT]

PROGRESS ASIA HOLDINGS LIMITED

By:	/s/ Derong Jiang
Name: Derong Jiang
Title: Director

Address for notice pursuant to Section 5.4:
Address:	16F, Bldg A, Focus Square, 6 East Futong Ave, Wangjing, Chaoyang District, Beijing 100102
Fax Number:	010-84107401
Email:	derong.jiang@autonavi.com

[ENGLISH TEA – SIGNATURE PAGE – VOTING AGREEMENT]

WIN STONE LIMITED

By:	/s/ Jun Hou
Name: Jun Hou
Title: Director

Address for notice pursuant to Section 5.4:
Address:	16F, Bldg A, Focus Square, 6 East Futong Ave, Wangjing, Chaoyang District, Beijing 100102
Fax Number:	010-84107401
Email:	jun.hou@autonavi.com

[ENGLISH TEA – SIGNATURE PAGE – VOTING AGREEMENT]

JUN HOU

/s/ Jun Hou

Address for notice pursuant to Section 5.4:
Address:	16F, Bldg A, Focus Square, 6 East Futong Ave, Wangjing, Chaoyang District, Beijing 100102
Fax Number:	010-84107401
Email:	jun.hou@autonavi.com

[ENGLISH TEA – SIGNATURE PAGE – VOTING AGREEMENT]

CONGWU CHENG

/s/ Congwu Cheng

Address for notice pursuant to Section 5.4:
Address:	16F, Bldg A, Focus Square, 6 East Futong Ave, Wangjing, Chaoyang District, Beijing 100102
Fax Number:	010-84107401
Email:	congwu.cheng@autonavi.com

[ENGLISH TEA – SIGNATURE PAGE – VOTING AGREEMENT]

DERONG JIANG

/s/ Derong Jiang

Address for notice pursuant to Section 5.4:
Address:	16F, Bldg A, Focus Square, 6 East Futong Ave, Wangjing, Chaoyang District, Beijing 100102
Fax Number:	010-84107401
Email:	derong.jiang@autonavi.com

[ENGLISH TEA – SIGNATURE PAGE – VOTING AGREEMENT]

XIYONG TANG

/s/ Xiyong Tang

Address for notice pursuant to Section 5.4:
Address:	16F, Bldg A, Focus Square, 6 East Futong Ave, Wangjing, Chaoyang District, Beijing 100102
Fax Number:	010-84107401
Email:	xiyong.tang@autonavi.com

[ENGLISH TEA – SIGNATURE PAGE – VOTING AGREEMENT]

LEADING CHOICE INTERNATIONAL LIMITED

By:	/s/ Jun Xiao
Name: Jun Xiao
Title: Director

Address for notice pursuant to Section 5.4:
Address:

Fax Number:
Email:

[ENGLISH TEA — SIGNATURE PAGE — VOTING AGREEMENT]

MILLION STONE DEVELOPMENT LIMITED

By:	/s/ Jianjun Yuan
Name: Jianjun Yuan
Title: Director

Address for notice pursuant to Section 5.4:
Address:

Fax Number:
Email:

[ENGLISH TEA — SIGNATURE PAGE — VOTING AGREEMENT]

JUN XIAO

/s/ Jun Xiao

Address for notice pursuant to Section 5.4:
Address:

Fax Number:
Email:

[ENGLISH TEA — SIGNATURE PAGE — VOTING AGREEMENT]

JIANJUN YUAN

/s/ Jianjun Yuan

Address for notice pursuant to Section 5.4:
Address:

Fax Number:
Email:

[ENGLISH TEA — SIGNATURE PAGE — VOTING AGREEMENT]

Exhibit A

JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is executed by the undersigned (the “Transferee”) pursuant to the terms of that certain Voting Agreement dated as of April [  ], 2014 (the “Agreement”) by and among Alibaba Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Ali ET Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the shareholders named therein.  Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

By the execution of this Joinder Agreement, the Transferee agrees as follows:

(a)   Acknowledgment.    Transferee acknowledges that Transferee is acquiring certain Covered Shares subject to the terms and conditions of the Agreement.

(b)   Agreement.    Transferee (i) agrees that the Covered Shares acquired by Transferee shall be bound by and subject to the terms of the Agreement, (ii) hereby adopts the Agreement with the same force and effect as if Transferee were originally a party thereto and (iii) agrees to be subject to the obligations and restrictions of the Shareholder thereunder.

(c)   Notice.    Any notice required or permitted by the Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

[Signature Page Follows]

EXECUTED AND DATED this day of .

TRANSFEREE:

By:

Name:
Title:
Address:
Fax:

Accepted and Agreed:

ALIBABA INVESTMENT LIMITED

By:

Title:

ALI ET INVESTMENT HOLDING LIMITED

By:

Title:

SCHEDULE A

Shareholder	Number of Existing Ordinary Shares	Number of ADSs	Number of Vested Company Options	Number of Unvested Company Options(5)	Number of Company Restricted Share Awards(5)
Jun Hou(1)	23,440,000	593,070	—	—	—
Congwu Cheng(2)	18,320,000	—	—	90,675	23,250
Derong Jiang(3)	5,200,000	240,000	—	251,55	6,450
Xiyong Tang(4)	5,300,000	593,070	—	100,620	25,800
Jun Xiao(6)	5,000,000	—	—	—	—
Jianjun Yuan(7)	18,240,000	—	—	—	—
Win Stone Limited (74.86% owned by Jun Hou and 25.14% owned by Peng Liu)	18,140,000	—	—	—	—
Double88 Group Holdings Limited (45.85% owned by Jun Hou, 32.67% owned by Wenzhi Ye and 21.48% owned by Xiyong Tang)	5,300,000	403,614.5	—	—	—
Double88 Capital Limited (100% owned by Congwu Cheng)	18,320,000	—	—	—	—
Leading Choice International Limited (100% owned by Jun Xiao)	5,000,000	—	—	—	—
Million Stone Development Limited (25% owned by Jianjun Yuan and 75% owned by Zilong Liu)	18,240,000	—	—	—	—
Progress Asia Holdings Limited (100% owned by Derong Jiang)	5,200,000	240,000	—	—	—

(1) Includes 18,140,000 ordinary shares held by Win Stone Limited and 5,300,000 ordinary shares and 403,614.5 ADSs representing 1,614,458 ordinary shares held by Double88 Group Holdings Limited, each of which is incorporated in the British Virgin Islands.  Mr. Hou is a director of Win Stone Limited and holds 74.86% of the outstanding shares of Win Stone Limited. He is also a director and the largest shareholder of Double88 Group Holdings Limited holding 45.85% of its outstanding shares.

(2) Includes 18,320,000 ordinary shares held by Double88 Capital Limited, which is incorporated in the British Virgin Islands.  Mr. Cheng holds 100% of the outstanding shares of Double88 Capital Limited.

(3) Includes 5,200,000 ordinary shares and 240,000 ADSs representing 960,000 ordinary shares held by Progress Asia Holdings Limited, which is incorporated in the British Virgin Islands.  Mr. Jiang holds 100% of the outstanding shares of Progress Asia Holdings Limited.

(4) Includes 5,300,000 ordinary shares and 403,614.5 ADSs representing 1,614,458 ordinary shares held by Double88 Group Holdings Limited, which is incorporated in the British Virgin Islands.  Mr. Tang is a director and holds 21.48% of the outstanding shares of Double88 Group Holdings Limited.

(5) To be vested before December 31, 2014.

(6) Includes 5,000,000 ordinary shares held by Leading Choice International Limited.  Mr. Xiao holds 100% of the outstanding shares of Leading Choice International Limited.

(7)  Includes 18,240,000 ordinary shares held by Million Stone Development Limited.  Mr. Yuan holds 25% of the outstanding shares of Million Stone Development Limited.